

中遠投資(新加坡)有限公司
COSCO INVESTMENT (SINGAPORE) LIMITED

~~9 TEMASEK BOULEVARD, #07-00 SUNTEC CITY TOWER II, SINGAPORE 038989~~
~~TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg~~

From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

82-4033

Our Ref: C200/SEC/ **Exemption No. 33-91910**



03022478

22 May 2003


RECEIVED
JUN 0 2 2003
161

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

SUPPL

Dear Sirs

COSCO INVESTMENT (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

Date	Description of Announcement
16 May 2003	Resolutions passed at the Annual General Meeting
16 May 2003	Resolution passed at the Extraordinary General Meeting

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED



Lawrence Kwan
Secretary

PROCESSED
JUN 11 2003
THOMSON FINANCIAL



Encls

c.c. Mr Ji Hai Sheng (Fax No. 63361217, letter only)

COSCO INVESTMENT (SINGAPORE) LIMITED

Resolutions passed at the Annual General Meeting

The Board of Directors of Cosco Investment (Singapore) Limited ("the Company") wishes to announce pursuant to Rule 704(14) of the Listing Manual of the Singapore Exchange Securities Trading Limited, that all the resolutions as set out in the Notice of meeting dated 29 April 2003 and put to the meeting as ordinary business and special business, were passed by the shareholders of the Company at the Annual General Meeting held on 16 May 2003.

Statements pursuant to Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited

Dr Wang Kai Yuen has been re-appointed the Chairman of the Nominating Committee and a member of the Audit and Remuneration Committees upon his re-election as a director of the Company. Dr Wang is considered by the Board of Directors to be independent.

Mr Er Kwong Wah has been re-appointed the Chairman of the Remuneration Committee and a member of the Audit and Nominating Committees upon his re-election as a director of the Company. Mr Er is considered by the Board of Directors to be independent.

Submitted by Mr Ji Hai Sheng, President on 16/05/2003 to the SGX



COSCO INVESTMENT (SINGAPORE) LIMITED

Resolution passed at the Extraordinary General Meeting

The Board of Directors of Cosco Investment (Singapore) Limited ("the Company") wishes to announce pursuant to Rule 704(14) of the Listing Manual of the Singapore Exchange Securities Trading Limited, that the ordinary resolution to approve the proposed adoption of a new shareholders' mandate for recurrent interested person transactions was passed by the shareholders of the Company at the Extraordinary General Meeting held on 16 May 2003.

Submitted by Mr Ji Hai Sheng, President on 16/05/2003 to the SGX

